FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 23, 2012

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Highlights

RBS reports a 2011 Group operating profit(1) of £1,892 million, up 11%(2)
Core RBS 2011 operating profit £6,095 million, return on tangible equity 10.5%
Retail and Commercial (ex Ulster Bank) operating profit up 9%, return on equity of 16.6%
Group pre-tax loss of £766 million after charges for PPI and Greece
Significant further strengthening and de-risking of balance sheet

"We have three jobs at RBS - to support our customers, to defuse our legacy risks and to rebuild a successful profitable bank. In 2011 we showed results across all three goals, though with much still to do."

"RBS Core profits - the ongoing bank - were £6 billion, comparing well with others and representing a return on equity of 10.5%. The reduction in our balance sheet since 2008 now exceeds £700 billion with all other 'safety' measures improving strongly. And we provided service to more than 30 million customers worldwide. In UK lending support specifically, we provided £94 billion gross lending to corporates (£41 billion to SMEs) exceeding our targets and far exceeding any competitor bank."

Stephen Hester, Group Chief Executive

Highlights
The Royal Bank of Scotland Group (RBS) made further progress in rebuilding its financial resilience during 2011. The Group's key priority has been to strengthen its balance sheet and reduce risks in the face of difficult economic and financial market conditions as we work through the restructuring plan embarked on in 2009.

The Group's funded balance sheet decreased by £49 billion to £977 billion while risk-weighted assets pre-APS were reduced by £63 billion, or 11%. In Non-Core we exceeded run-off targets, accelerating the derisking programme and thereby bringing forward losses on some positions. The Core Tier 1 ratio of 10.6% and tangible net asset value per share (TNAV) of 50.1p were broadly stable over the year, in spite of derisking costs and regulatory impacts. Liquidity metrics improved further, as short-term wholesale funding declined by 21% to £102 billion and the loan:deposit ratio improved to 108%.

Despite this risk reduction, support for customers remained a central goal.  RBS showed a 22% increase in new loans and facilities to UK corporates, exceeding its Merlin 'stretch' lending targets.  RBS new lending accounted for 48% of all SME lending reported by the Merlin banks, substantially above its customer market share.

Over the last three years RBS has sustained its Core customer franchises and rebuilt its financial resilience. Core pre-impairment operating profits have totalled £34 billion, including £11.5 billion from Global Banking & Markets (GBM). This has helped to mitigate the costs of working through legacy issues and derisking the Group's operations.

Highlights

Highlights (continued)

•
Operating profit - 2011 Group operating profit was £1,892 million, up 11% after adjusting for the disposal of Global Merchant Services (GMS) at the end of 2010, driven by a strong Retail & Commercial (R&C) operating performance and the return to profit of RBS Insurance. Ulster Bank and GBM faced more difficult conditions, leaving total Core operating profits at £6,095 million. Non-Core operating losses in 2011 were 24% lower compared with 2010, despite the acceleration of disposals in the second half of the year.

•
Returns - R&C return on equity (ROE) improved to 11.3% from 10.2% in 2010, or 16.6% excluding Ulster Bank. GBM ROE fell to 7.7%, a level in line with peers in challenging market conditions, leaving overall Core ROE at 10.5%. TNAV per share at end 2011 was 50.1p.

•
Efficiency - Group expenses were 7% lower than in 2010 at £15,478 million, with staff costs down 9%. Cost savings with an underlying run rate of over £3 billion have been achieved to the end of 2011. Core cost:income ratio was 60% in 2011.

•
Risk - Impairment losses totalled £7,439 million, down 20% from 2010 and provision coverage of risk elements in lending increased to 49% from 47%. Market risk was reduced significantly, with average trading value-at-risk down 37% from 2010.

•
Balance sheet - The Group funded balance sheet fell by £49 billion to £977 billion. Non-Core again exceeded targets, reducing funded assets by £44 billion during 2011 to £94 billion at the year end. Further reductions will include the sale of RBS Aviation Finance for £4.7 billion, which was signed in January 2012. GBM funded assets fell by £35 billion, with further reductions to circa £300 billion targeted as RBS restructures its wholesale businesses.

•
Liquidity and funding - Core R&C deposits(3) rose by £9 billion, taking the Group loan to deposit ratio to 108% compared with 154% shortly before the strategic plan was launched. More than £20 billion of maturing government-guaranteed debt was repaid in 2011. In view of continuing uncertain market conditions the liquidity portfolio was maintained above target levels at £155 billion.

•
Capital - The Core Tier 1 ratio was 10.6%, compared with 10.7% at the end of 2010. Excluding the effect of the APS, risk-weighted assets (RWAs) decreased overall by £63 billion, despite a £21 billion increase in Q4 2011 from the implementation of the Third Capital Requirements Directive (CRD III).

Notes:
(1)
Operating profit before tax, movements in the fair value of own debt (FVOD), Asset Protection Scheme, Payment Protection Insurance costs, sovereign debt impairment and related interest rate hedge adjustments, amortisation of purchased intangible assets, integration and restructuring costs, gain on redemption of own debt, strategic disposals, write-down of goodwill and other intangible assets, bonus tax, bank levy and RFS Holdings minority interest ('operating profit'). Statutory operating loss before tax of £766 million for the year ended 31 December 2011.

(2)	Comparison with prior year after adjusting for disposal of GMS in 2010 (£209 million).
(3)
Including the RBS England and Wales and NatWest Scotland branch-based businesses, along with certain SME and corporate activities across the UK ('UK branch-based businesses'), transferred to assets and liabilities of disposal groups.

Key financial data

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
	£m	£m	£m	£m	£m

Core
Total income (1)	26,571	29,698	5,923	6,312	7,138
Operating expenses (2)	(14,183)	(14,454)	(3,330)	(3,498)	(3,600)
Insurance net claims	(2,773)	(4,046)	(590)	(696)	(937)
Operating profit before impairment losses (3)	9,615	11,198	2,003	2,118	2,601
Impairment losses (4)	(3,520)	(3,780)	(941)	(854)	(930)
Core operating profit (3)	6,095	7,418	1,062	1,264	1,671

Non-Core operating loss (3)	(4,203)	(5,505)	(1,308)	(997)	(1,616)

Group operating profit/(loss) (3)	1,892	1,913	(246)	267	55

Fair value of own debt	1,846	174	(370)	2,357	582
Asset Protection Scheme	(906)	(1,550)	(209)	(60)	(725)
Payment Protection Insurance costs	(850)	-	-	-	-
Sovereign debt impairment	(1,099)	-	(224)	(142)	-
Bank levy	(300)	-	(300)	-	-
Other items (5)	(1,349)	(936)	(627)	(418)	80

(Loss)/profit before tax	(766)	(399)	(1,976)	2,004	(8)

(Loss)/profit attributable to ordinary and B shareholders	(1,997)	(1,125)	(1,798)	1,226	12

Memo: APS after tax cost (6)	(666)	(1,116)	(154)	(44)	(522)

	31 December 2011	30 September 2011	31 December 2010

Capital and balance sheet
Funded balance sheet (7)	£977bn	£1,035bn	£1,026bn
Loan:deposit ratio (Group) (8)	108%	112%	118%
Loan:deposit ratio (Core) (8)	94%	95%	96%
Core Tier 1 ratio	10.6%	11.3%	10.7%
Tangible equity per ordinary and B share (9)	50.1p	52.6p	51.1p

Notes:
(1)	Excluding movements in the fair value of own debt, Asset Protection Scheme, gain on redemption of own debt, strategic disposals and RFS Holdings minority interest.
(2)
Excluding Payment Protection Insurance costs, amortisation of purchased intangible assets, integration and restructuring costs, write-down of goodwill and other intangible assets, bonus tax, bank levy and RFS Holdings minority interest.

(3)
Operating profit/(loss) before tax, movements in the fair value of own debt, Asset Protection Scheme, Payment Protection Insurance costs, sovereign debt impairment, bank levy and other items (see note 5 below).

(4)	Excluding sovereign debt impairment and related interest rate hedge adjustments.
(5)
Other items comprise amortisation of purchased intangible assets, integration and restructuring costs, gain on redemption of own debt, strategic disposals, write-down of goodwill and other intangible assets, bonus tax, RFS Holdings minority interest and interest rate hedge adjustments on impaired available-for-sale government bonds. Refer to page 17 of the main announcement for further details.

(6)	Asset Protection Scheme, net of tax.
(7)	Funded balance sheet is total assets less derivatives.
(8)	Net of provisions and including disposal groups.
(9)	Tangible equity per ordinary and B share is total tangible equity divided by number of ordinary and B shares in issue.

Comment

Philip Hampton, Group Chairman, letter to shareholders:
When I became your Chairman in 2009, our urgent task was to stabilise RBS and then to begin the job of rebuilding the company.

We have made good progress in three years. The balance sheet has been reduced by over £700 billion from its peak. Our reliance on short-term wholesale funding, which stood at £297 billion at the end of 2008 has been cut to £102 billion. We repaid more than £20 billion of government-guaranteed debt in 2011. At 10.6%, our Core Tier 1 ratio is one of the strongest among our peers.

Our actions have made RBS safer and more stable.

Achievements like these require hard work. The Board is committed to restoring RBS to good health. We also made comprehensive changes to the executive management team after 2008. I am confident that they, ably led by Stephen Hester, are the right people to rebuild RBS. All of us understand our duties and responsibilities and are determined to fulfil them diligently.

It is the Board's view that running the business on commercial grounds is the best way to make the bank safer and more valuable for everyone who depends upon it.  I do not believe there is a workable alternative if our aim is to provide the opportunity for the UK government to sell its shares in the public markets in a reasonable timescale.

A sign that we have succeeded will be the desire of private investors to acquire the UK government's stake. While these investors hold only 18% of our shares today, their view of our performance, leadership and strategy is crucial. All being well, they will own the majority of the equity capital of the company in future years.

In the meantime, the job of rebuilding the Group is far from complete. The need to address the legacy of losses in a number of businesses means that the Group is not yet profitable, although in 2011 our core businesses earned a profit of £6 billion and a return on tangible equity of 10.5%.

During 2011, we faced weak and deteriorating economic and market conditions. We dealt with those. For example, we accelerated our Non-Core run-down, reduced risk concentrations and strengthened our liquidity and funding position. The Independent Commission on Banking published its findings and the UK government responded with its plans. We have begun to deal with its far-reaching implications. In January 2012, we announced how we will reshape our international wholesale business.

So, we can adapt and we have adapted our plans to changing conditions. That is simply doing business.

Other external forces affect banks in the UK and especially RBS. We know we are different. I have said often that we are grateful to, and are well aware of the interest in the Group by UK taxpayers. We intend to repay them by restoring RBS, allowing the bank to do its vital job of serving our customers and being part of a vibrant and successful economy.

Comment (continued)

At present, we are an unusual company, operating commercially, listed on the stock market but majority-owned by the UK government. It is a challenge for all those involved to manage the complexities and occasional tensions in this structure. The ability to run the company on a commercial basis can be hindered by elements of the periodic debate on how to respond to such tensions, in the media and elsewhere. The Board believes it is important to remain commercially focussed, recognising where we can the political context in which we operate.

I understand people's anger and anxiety about inequalities in pay at a time when the economy is weak and many people are finding things tough. RBS alone cannot fix these wider issues if we are to achieve what is asked of us commercially. But we have led the way in changing how we pay our people. We asked our shareholders how they expect us to set incentives. In response, we have aligned the longer-term rewards our people receive with our shareholders' interests. When we reward good performance, the amount paid in cash is minimal, with most of it paid in shares and bonds. If the subsequent results so warrant, we can claw back awards. I am confident that our practices will stand favourable comparison with others'.

Fulfilling our wider responsibilities
As we rebuild RBS, we are fulfilling our responsibilities to the communities in which our customers and people live and work. Last year, we:

•	provided more than 40p in every £1 lent to UK small and medium-sized businesses;

•	opened nearly 120,000 new start-up accounts across the UK;

•	provided an average of 4,000 business loans each week;

•	helped over 5,000 UK businesses back to health through our Specialised Relationship Management teams; and

•	recruited more than 8,000 16-24 year olds.

These demonstrate the role we can and will play in serving and helping society and the economy. We are building on them. Our Board-level Sustainability Committee is talking to our stakeholders about the elements of our business that matter to them and in 2012 we will publish demanding environmental targets that will drive a reduction in our carbon footprint.

The Board
We were pleased to welcome three new independent non-executive directors to the Board: Alison Davis, Tony Di Iorio and Baroness Noakes. They bring a wealth of experience, along with a strong global perspective. They have already made a significant contribution to the work of the Board since they joined.

Colin Buchan retired as a director in August 2011 and John McFarlane will step down in March 2012. We have greatly appreciated the experience, commitment and knowledge they brought to the Board.

Thanks
Finally, I wish to thank our employees. They are rebuilding RBS each day by serving our customers. They did that very well indeed in 2011, even as many faced major uncertainties. I am grateful to them.

Comment (continued)

Stephen Hester, Group Chief Executive, letter to shareholders:
RBS has completed the first three years of its recovery plan. Over that period the Bank's results across our key goals - Customers, Risk and Value - have exceeded the Plan targets we put together in 2009. This is pleasing and puts the Bank in a vastly better position than before to serve our different constituencies. We are dealing with the new economic and regulatory challenges within the strategic plan and have retained our focus on building an RBS for all to be proud of. Great credit is due to our people for the accomplishments to date and to those who have supported us with their capital or their custom.

Priorities
We are clear on RBS's priorities:
•	to serve customers well;
•	to restore the Bank to a sustainable and conservative risk profile; and
•	to rebuild value for all shareholders.

These priorities are interconnected and mutually supporting.

2009-11 Report Card
During the last three years RBS has:

-
sustained its customer franchises across our Core business in the face of restructuring and reputational pressures. Market shares are stable overall. Service standards are generally up.  Lending support across the UK business substantially exceeds our natural customer market share.

-
rebuilt its financial resilience. Core Tier 1 ratio increased to 10.6%, total assets reduced by £712 billion from peak levels, short-term wholesale borrowing reduced by £195 billion, converting a £207 billion deficit versus liquid assets to a £53 billion surplus. Balance sheet leverage reduced from 21.2x to 16.9x and the loan:deposit ratio improved to 108% (94% in Core). In each case the 2011 position is well ahead of that originally forecast.

-
produced £34 billion in pre-impairment profits from Core businesses. These were used to self-fund our legacy losses and loan impairments, which to date have totalled £43 billion. Operating costs have been reduced by an average of £1 billion annually. Each of these totals is better than originally forecast despite a tougher economic environment.

2011 Results
2011 saw good progress across all measures of risk reduction and increased financial soundness; important given the much tougher market conditions. Customer service and support was sustained well.

However, RBS has reported a pre-tax loss of £766 million overall and, in common with others, has seen a share price fall, albeit still at levels much higher than the 10p starting point in January 2009. These outcomes reflect the stage of our recovery and the external environment. They mask real and important accomplishments, however.

Comment (continued)

2011 Results (continued)
Core bank operating profits were £6.1 billion.  Within this total, operating profits in 2011 across RBS's Retail and Commercial business (excluding Ulster Bank) were up 9% to £4.9 billion. RBS Insurance turned loss into profit, a £749 million improvement on 2010.  GBM suffered a 54% fall in profit to £1.6 billion, reflecting tough market conditions, but still a substantial result and one generally in line with other investment banking businesses. Non-Core losses declined 24% to £4.2 billion as the risk run-off continued ahead of schedule. Exceptional charges for past business associated with PPI and Greek write-downs were also taken. £3.8 billion was handed over to HMT/HMRC/Bank of England in fees for APS/Credit Guarantee Scheme, taxes (both on our behalf and on that of our employees) and capital support schemes.

We all understand that a company that is making losses at the bottom line tests the patience of those who depend on it. However, the restructuring task we have undertaken at RBS is unique in its scale and complexity, and needs to be phased in line with our ability to fund and execute it. In dealing with these legacy losses we expect to put the company on a sustainable footing for generations to come. 2011 proved what we already knew: that there are no shortcuts to this endpoint.

Strategy
The new RBS is built upon customer-driven businesses with substantial competitive strengths in their respective markets; together our 'Core' business. Each unit is being reshaped to provide improved and enduring performance and to meet new external challenges. The businesses are managed to add value in their own right but to provide a stronger, more balanced and valuable whole through vital cross-business linkages.

The weaknesses uncovered by the financial crisis - of leverage, risk concentration and business stretch - are being fixed.  The primary vehicle for this is the run-off and sale of assets in our Non-Core division though there are many other parallel tasks.  RBS's total assets have already been reduced by £712 billion from their peak in 2008 - more than any other entity worldwide has achieved.

Adjustments to Plan
The principles of RBS strategy are working well.  The tougher external environment will slow progress and reduce profitability but requires largely tactical change from the original plan for the majority of our business.

However, all banks, and especially in the UK, must adjust to much higher capital and liquidity requirements, and substantially changed wholesale funding markets.  There are particular pressures on the funding, profitability and capital intensity of cross-border, wholesale and investment banking business lines.

RBS has therefore adjusted its business plan to target a still more conservative capital and funding structure overall in order to meet current and prospective market and regulatory challenges.  This also includes further reduction in balance sheet, capital usage and expense base in the investment banking area, including exit of the cash equities business, reduction of the Group's fixed income markets balance sheet and combination of its international corporate banking businesses. We expect these moves to make the client proposition in our wholesale businesses more focused, and so stronger and more sustainable. It will improve the stability of their funding and their prospects for an improved return on equity.

Comment (continued)

2011 Results (continued)
These enduring principles - around Customer, Risk and Shareholder - continue to drive our strategy.  The actions they give rise to should enable RBS to prosper over the long term as a leading international bank, anchored firmly in the UK and serving customers, shareholders and society well.

People
RBS people are doing a great job in serving customers whilst driving the change we need. Their engagement and efforts are essential to our task. I thank them sincerely. While the climate is tough for people in many walks of life, that does not take away from the exceptional demands we make on our staff and the continuing need we have for their talents, engagement and motivation.

Concluding remarks
In this letter a year ago I re-affirmed the path ahead for RBS and how we planned to travel down it. I am pleased to say we remain on that track.

However, I also warned of the risks from economic and regulatory/policy change. These have indeed impacted strongly and remain uppermost in our minds when looking at 2012. We will continue to prioritise customer service and risk reduction. We will strive to complement this with determined measures to improve business performance to pay for the remaining 'clean-up' and then to produce results for shareholders. We are building the capacity of our business to earn its cost of capital and produce solid returns as external conditions allow.

RBS is an enduring financial institution playing a key part in our markets and communities. We support others. We depend on the support of customers and our communities in turn. We are working our way out of a tough legacy whilst sustaining "business as usual" for the vast majority of what we do.

I thank our staff and all our stakeholders for their continued support.

Highlights

2011 results summary
RBS made further progress in 2011 on its strategic plan to rebuild financial resilience, cutting its funded balance sheet to less than £1,000 billion for the first time since the restructuring plan's inception in 2009. The Group's priority in 2011 has been to strengthen its balance sheet and reduce risk as it works through the restructuring plan. Key achievements include:

•	decreasing the funded balance sheet by £49 billion to £977 billion.

•	exceeding Non-Core run-off targets, with Non-Core funded assets reduced to £94 billion, less than 10% of Group funded assets.

•	reducing RWAs by £63 billion.

•	growing Retail & Commercial customer deposits by £9 billion.

•	improving the Core loan:deposit ratio to 94% from 96% in 2010 and the Group loan:deposit ratio to 108% (2010 - 118%).

•	maintaining a robust capital base, with a Core Tier 1 ratio of 10.6%.

Customer franchises have been sustained across the Core Group, with resilient market shares and improving service metrics. While operating results in the Group's principal retail and commercial businesses have remained strong, measures to reduce risk in GBM as financial market conditions deteriorated in the second half of the year and to accelerate the disposal of Non-Core exposures held back overall operating profits.

These results mean that over the last three years RBS has lowered short-term wholesale funding by 66% to £102 billion and improved its loan:deposit ratio to 108%. Core pre-impairment operating profits over this period have totalled £34 billion, including £11.5 billion from GBM. This has helped to fund £43 billion of loan losses and the costs of working through other legacy issues and derisking the Group's operations, including sovereign debt impairments, APS charges, disposal costs and restructuring charges.

Operating profit
Group operating profit was £1,892 million in 2011, compared with £1,913 million in 2010. Adjusting for the impact of the disposal of Global Merchant Services (GMS) in Q4 2010, operating profit was up 11%.

Core Group operating profit of £6,095 million, down 15% excluding GMS, reflects a strong performance from R&C, offset by weaker operating results in GBM in the second half, and the difficult credit environment for Ulster Bank.

•	UK Retail operating profit rose 45% to £1,991 million, with income flat but expenses 6% lower, and impairments down 32%.

•	UK Corporate operating profit totalled £1,414 million, down 3%, with income and expenses broadly flat and impairments up £24 million.

•	Wealth operating profit was 6% higher at £321 million, driven by 11% growth in income.

•	Global Transaction Services (GTS) operating profit was £743 million, down 16% after adjusting for GMS, largely reflecting a single corporate loan impairment.

Highlights

2011 results summary (continued)

Operating profit (continued)
•	Ulster Bank operating losses increased to £1,024 million as Irish credit conditions remained challenging.

•	US R&C recovery continued with operating profit up 57%, as income improved and impairment losses fell substantially.

•	GBM operating profits fell 54% to £1,561 million, with revenue down 25% as the division faced a difficult external environment and managed down its risk exposures.

•
RBS Insurance delivered a strong turnaround with an operating profit of £454 million compared with a loss of £295 million in 2010.  We continue to target an IPO of this business in the second half of 2012, subject to market conditions.

Non-Core's operating loss fell to £4,203 million in 2011, an improvement of £1,302 million from 2010, with impairments falling by £1,557 million, despite ongoing challenges in the Ulster Bank and real estate portfolios. Operating expenses were £961 million lower.  Non-Core RWAs fell by £60 billion in 2011 to £93 billion. The division focused on reducing capital intensive trading assets, with activity including the restructuring of monoline exposures, which, at a cost of c.£600 million in 2011, achieved a reduction of £32 billion in RWAs.

The process of funding legacy losses through the generation of operating profit continues. In 2011 the Group absorbed further significant legacy costs, including integration and restructuring costs of £1,064 million; PPI costs of £850 million; sovereign debt impairments of £1,099 million; and a charge of £906 million for the Asset Protection Scheme. A total of £2,456 million has now been expensed in relation to the APS.  Other significant non-operating items included the bank levy of £300 million and a credit of £1,846 million for movements in the fair value of own debt, resulting in pre-tax losses of £766 million, up from £249 million in 2010. Following a particularly high tax charge of £1,250 million (£634 million in 2010), primarily as a result of continuing Ulster Bank losses, the Group recorded an attributable loss of £1,997 million compared with £1,125 million in 2010.

Returns
R&C ROE improved to 11.3% from 10.2% in 2010, or 16.6% excluding Ulster Bank.  GBM ROE was 7.7%, notwithstanding the challenging market conditions, leaving overall Core ROE at 10.5%. TNAV per share at end 2011 was 50.1p.

Efficiency
Core expenses were stable, with reduced costs in UK Retail and GBM offset by investment in the Wealth and GTS franchises. Non-Core expenses fell by 43%, leaving Group 2011 expenses 7% lower than in 2010 at £15,478 million. The Group's cost reduction programme delivered cost savings with an underlying run rate of over £3 billion to the end of 2011, ahead of the original target of £2.5 billion annualised savings by 2013 and with lower programme spend than originally projected. This has enabled the Group to reinvest savings into enhancing its systems infrastructure to support improvements in customer service, enhance product offerings and respond to regulatory changes.

Highlights

2011 results summary (continued)

Efficiency (continued)
Staff costs declined 9% to £8,163 million. The compensation ratio in GBM, excluding discontinued businesses, was 39%. Variable compensation accrued in the first half of the year were reduced in the second half of the year, leaving the 2011 variable compensation awards 58% lower than 2010, compared with the 54% fall in operating profit.

The cost:income ratio for the Core Group was 60% and for R&C was 55%, compared with 56% in 2010. RBS believes that further efficiency gains will be needed to ensure that its businesses are capable of delivering sustainable returns in excess of the cost of equity to its shareholders.

Risk
Group impairments totalled £7,439 million, down 20% from 2010. Non-Core continued to improve, despite persistent challenges in Ulster Bank and commercial real estate portfolios.

UK Retail and US R&C impairment trends remained favourable, with 2011 impairment losses down 32% and 37% respectively compared with the prior year. UK Corporate impairments were broadly in line with 2010 at 0.7% of loans and advances but Core Ulster Bank's impairment charge rose 19%, reflecting deteriorating bad debt trends and lower asset prices in the mortgage portfolio. Total Ulster Bank impairments in Core and Non-Core were £3,733 million in 2011 compared with £3,895 million in 2010, down 4%.

The 2011 impairment charge represented 1.5% of Group customer loans and advances, with the Core ratio at 0.8%. Provision coverage of risk elements in lending improved to 49% compared with 47% at the end of 2010.

The Group actively managed down its market risk exposures in anticipation of the deterioration in financial market conditions in the second half of 2011. Average trading value at risk (VaR) was £105.5 million, down 37% from 2010. Average credit spread VaR in particular was significantly lower, reflecting continuing progress in managing down Non-Core exposures and reducing concentration risk. Increased volatility arising from the difficulties of eurozone sovereigns resulted in average VaR increasing slightly in Q4 2011.

Balance sheet
The Group funded balance sheet fell by £49 billion during 2011 to £977 billion. Non-Core again exceeded targets, reducing funded assets by £44 billion during 2011 to £94 billion at the year-end.  Further reductions will include the disposal of the Group's aviation finance business for £4.7 billion, signed in January 2012. During 2011, Non-Core focused on reducing capital intensive trading assets, reducing RWAs by £60 billion and also mitigated significant future regulatory uplifts.

GBM lowered funded assets by £35 billion, to £362 billion compared with £397 billion at 31 December 2010, making good progress towards the new target of circa £300 billion set as RBS restructures its wholesale businesses. R&C loan growth remained muted.

Highlights

2011 results summary (continued)

Liquidity and funding
The Group further strengthened its liquidity and funding metrics as financial market conditions became more challenging in the second half of 2011. The Group loan:deposit ratio improved to 108%, 10 percentage points lower than at the end of 2010. Over the last three years Core R&C customer deposits have grown by £49 billion, partially offset by a reduction in more volatile GBM deposits and Non-Core rundown.

Net term issuance in 2011 totalled £21 billion, exceeding the Group's targets for the year. £20 billion of maturing government-guaranteed debt was repaid in 2011. In view of continuing uncertain market conditions the liquidity portfolio was maintained above target levels at £155 billion, well in excess of short-term wholesale funding, which, excluding derivatives collateral, fell to £102 billion at year end compared with £130 billion at 31 December 2010.

Capital
The Core Tier 1 ratio was 10.6%, compared with 10.7% at the end of 2010. Excluding the effect of the APS, RWAs decreased by £63 billion, despite a £21 billion impact in Q4 2011 from the implementation of CRD III. The reduction reflected activity in Non-Core to reduce capital-intensive trading assets, including the restructuring of monoline exposures. As assets covered by the APS have run-off or been disposed of, the Core Tier 1 ratio benefit arising from the APS has diminished to 0.9%, compared with 1.2% at end 2010.

Tangible net asset value per share was 50.1p at 31 December 2011, compared with 51.1p at 31 December 2010.

Strategy
RBS has made good progress over the last three years towards its key objectives of serving customers well, reducing risk and rebuilding value for all shareholders.

In the course of 2011 the Group's priority has been to strengthen its balance sheet and reduce risk as it works through the restructuring plan, and this is reflected in good progress made on the key risk measures set out in 2009.  Targets for capital, short-term wholesale funding, liquidity reserves and leverage have all been met ahead of schedule, while the Group loan:deposit ratio improved further in 2011 to stand at 108%, compared with 154% shortly before the strategic plan was launched.

RBS has seen significant improvement in earnings and returns from the worst point reached in 2008. In 2011, however, the deterioration in external economic and financial conditions led the Group to prioritise derisking over driving returns. Core ROE was 10.5%, with R&C return on equity at 11.3%, or 16.6% excluding Ulster Bank. GBM ROE was 7.7%, notwithstanding the challenging market conditions.

The Group's objective remains for each of its banking businesses to be based on enduring customer franchises; to be capable of generating sustainable returns in excess of its cost of equity; to be able to fund itself from its own deposit base; to contribute to the overall Group through its connectivity with other businesses; and to achieve the levels of efficiency necessary to compete effectively in its market. In light of the changed market and regulatory environment, the RBS Group Board has agreed new medium-term strategic targets, which are set out below.

Highlights (continued)

2011 results summary (continued)

Strategy
Key Measures	Worst point	2011	Original 2013 target	Revised medium- term target

Value drivers		Core	Core	Core
• Return on equity (1)	(31%)(2)	10.5%	>15%	>12%
• Cost:income ratio (3)	97%(4)	60%	<50%	<55%

Risk measures		Group	Group
• Core Tier 1 ratio	4%(5)	10.6%	>8%	>10%
• Loan:deposit ratio	154%(6)	108%	c.100%	c.100%
• Short-term wholesale funding (7)	£297bn(8)	£102bn	<£125bn	<10% TPAs
• Liquidity portfolio (9)	£90bn(8)	£155bn	c.£150bn	<15% TPAs
• Leverage ratio (10)	28.7x(11)	16.9x	<20x	<18x

Notes:
(1) Based on indicative Core attributable profit taxed at standard rates and Core average tangible equity per the average balance sheet (c.75% of Group tangible equity based on RWAs at 31 December 2011); (2) Group return on tangible equity for 2008; (3) Cost:income ratio net of insurance claims; (4) Year ended 31 December 2008; (5) As at 1 January 2008; (6) As at October 2008; (7) Excluding derivatives collateral; (8) As at December 2008; (9) Eligible assets held for contingent liquidity purposes including cash, Government issued securities and other eligible securities with central banks; (10) Funded tangible assets divided by total Tier 1 capital; (11) As at June 2008.

Highlights (continued)

2011 results summary (continued)

Customer franchises
RBS's first priority is to serve its customers well.  Since the adoption of our strategic plan in 2009 we have been focused on identifying what our customers value and on targeting our product propositions and service improvements accordingly.

2011 highlights for our businesses included:
•	reporting progress against our Customer Charters and introducing new commitments;

•	using new technologies to make it easier for customers to bank with us;

•	reacting swiftly and decisively to external events affecting our customers; and

•	introducing new training programmes for customer-facing employees.

During 2011, UK Retail and Ulster Bank both achieved encouraging progress against their Customer Charter commitments.  UK Retail, for example, achieved the goal of serving 80% of its customers in less than 5 minutes in its busiest branches and answering 90% of all incoming calls in less than a minute. 89% of Ulster Bank's customer queries were answered in a single call in the period July - September 2011, compared with 81% in the period January - June 2011.  In both divisions, however, there is clearly more to do, with handling of customer complaints a particular focus.

US Retail & Commercial began a phased roll-out of its Customer Commitments in Q4 2011: focusing on getting to know each customer as an individual, earning customer trust, putting customers in control of their own finances and valuing their time and business.

Technological innovation has an important role to play in improving customer service, and 2011 saw further improvements to RBS's leading mobile banking services.  UK Retail, Ulster Bank and US Retail & Commercial customers can access their accounts and manage their money via their mobiles and GBM customers can access trading analysis and expert commentary through their iPad. The iPhone app for RBS and NatWest customers was updated and has now been downloaded by one million customers.

In August, RBS Insurance responded quickly and decisively to the UK riots, helping customers and other small business owners cope with the aftermath of the rioting, providing general insurance advice and information on the claims process. UK Corporate also reacted swiftly, providing £10 million of interest-free, fee-free loans to business customers affected by the rioting.

In June, UK Corporate launched a relationship manager accreditation programme to improve the knowledge and professionalism of front-line staff, while US Retail & Commercial invested in an enhanced sales training programme for managers and sales colleagues.  By the end of 2011, the majority of UK Corporate's relationship managers had gained full accreditation under the initial phase of the programme and in the US the training has begun to deliver externally recognised increases in customer satisfaction.

Highlights (continued)

2011 results summary (continued)

Customer franchises (continued)
2011 demonstrated clear examples of our commitment to serving our customers well but we recognise there is much we still need to achieve, and providing our customers consistently high quality service remains a key priority in our strategic plan.

UK lending
RBS extended £93.5 billion of new lending to UK businesses in 2011: £36.3 billion of new loans and facilities to mid and large corporates, £16.3 billion of mid corporate overdraft renewals, £31.5 billion of new loans and facilities to SMEs and £9.4 billion of SME overdraft renewals.

New loans and facilities to businesses increased by 22% in 2011 compared with 2010, with new loans and facilities to SME customers up by 4%, exceeding its Merlin "stretch" lending targets. RBS new lending accounted for 48% of all SME lending reported by the Merlin banks, well above its customer market share.

This strong lending performance represented a significant success for RBS's efforts to foster loan demand from creditworthy companies, in the face of weakening confidence and subdued appetite for investment in 2011. If creditworthy demand grows, the Group would aim to lend even more in 2012. Economic uncertainty caused companies - particularly smaller businesses - to delay or scale back investments and to focus on deleveraging and cash flow preservation. Total SME credit applications in 2011 were 17% lower than for 2010, and 31% lower than 2007.  RBS remains committed to doing everything it can to stimulate demand.

Many of RBS's SME customers have been paying down debt and building up their cash balances, with SME customers increasingly opting to build up longer term savings in light of perceived decreased investment opportunities. Term deposits of over 12 months rose 53% in 2011 from the Group's smallest business customers, those with turnover of up to £2 million, and 33% for SME customers overall.  SME overdraft utilisation also continued to fall, from 47% for December 2010 to 45% for December 2011.

Lending to mid and large corporates was driven by re-financing activity, as economic newsflows remained weak and uncertainty surrounding the eurozone drove confidence in economic recovery and market stability lower. Drawn lending balances in the mid and large corporate sector decreased by 5% compared with 2010.

Gross new mortgage lending in 2011 was £16.2 billion, with balances outstanding up 5% compared with 2010.  A fifth of new mortgages provided by the Group were to first time buyers, and gross new lending to this market segment increased quarter on quarter throughout 2011.

Highlights (continued)

2011 results summary (continued)

Outlook
Economic and regulatory challenges have continued into 2012. Growth prospects in the UK, the Group's most important market, remain modest, while the eurozone sovereign crisis remains a risk.

Against this backdrop, Retail and Commercial performance is expected to remain broadly stable, benefitting modestly  from improvement in impairments.

GBM Markets will transition to its revised, more targeted strategy. The year is off to a good start, but revenue performance will remain market-dependent.

The continuing run-off of Non-Core is expected to crystallise further disposal losses, though overall Non-Core losses are expected to fall again.

The Group NIM outlook is stable with the second half of 2011. However, accounting swings relating to fair value of own debt will continue to feature.

The Group expects to continue to prioritise the strengthening of its balance sheet and the further removal of risk.

Contacts

For analyst enquiries:

Richard O'Connor	Head of Investor Relations	+44 (0) 20 7672 1758

For media enquiries:

Group Media Centre		+44 (0) 131 523 4205

Analysts' presentation
The Royal Bank of Scotland Group will be hosting an analyst presentation following the release of the results for the year ended 31 December 2011. The presentation will also be available via a live webcast and audio call. The details are as follows:

Date:	Thursday 23 February 2012
Time:	9.30 am UK time
Webcast:	www.rbs.com/ir
Dial in details:	International - +44 (0) 1452 568 172 UK Free Call - 0800 694 8082 US Toll Free - 1 866 966 8024

Slides
Slides accompanying this document will be available on www.rbs.com/ir

Financial supplement
A financial supplement will be available on www.rbs.com/ir. This supplement shows published income and balance sheet financial information by quarter for the last eight quarters to assist analysts for modelling purposes.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 23 February 2012

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary